Pranos, Inc.

Audited Financial Statements

For the year ended December 31, 2022

Table of Contents

Independent Auditors' Report

To the Board of Directors and Shareholders
Pranos, Inc.

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Change the Pranos Inc "The Company", as of December 31, 2022, and the related statements of profit and loss, statement of cash flows, statement of changes in equity, and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of December 31, 2022, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Drenchko Stephanie
03/28/2023

Drenchko Stephanie, *CPA*
Partner,
GDS International Co
License #: 098780
Contact: +1 (949) 354-4109;
9 Knollwood DrBallston Lake, NY 12019

Independent Auditor

PRANOS, Inc.

Balance Sheet

As of December 31, 2022

In US Dollars

	Notes	Amount
Assets		
Non-current Assets		
Property, plant, and equipment		-
Total Non-current assets		**-**
Current Assets		
Inventory Asset		4,204
Cash and Bank Balances	7	80,729
Total Current assets		**84,933**
Total Assets		**84,933**
Liabilities and Equity		
Long-term Liabilities		
Convertible Debt		66,409
Total Long-term liabilities		**66,409**
Current Liabilities		
Credit Card Balances		5,276
Total Current liabilities		**5,276**
Total Liabilities		**71,685**
Equity		
Capital		97,182
Retained Earnings		(83,934)
Total Equity		**13,248**
Total Liabilities and Owner's Equity		**84,933**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

PRANOS, Inc.

Income Statement

For the year ended December 31, 2022

In US Dollars

	Notes	Amount
Total Revenue	8	-
Less: Cost of Sales	9	-
Gross Profit		-
Operating Expenses		
General & Administrative Expenses	10	18,117
Selling & Marketing Expenses	11	4,205
Total Expenses		**(22,322)**
Operating Profit / (Loss)		**(22,322)**
Other Incomes	12	-
Net Profit / (Loss) for the year		**(22,322)**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

PRANOS, Inc.

Statement of Cash Flows

For the year ended December 31, 2022

In US Dollars

	Notes	Amount
Cashflow from Operating Activities		
Profit / (Loss) for the period		**(22,322)**
Adjustments for:		
Inventory Asset		(4,204)
Credit Card Balance		5,272
Cash used in Operating Activities		**(21,255)**
Cashflow from Investing Activities		
Purchase of Property, plant & Equipment		-
Cash used in Investing Activities		-
Cashflow from Financing Activities		
Convertible Debt		50,875
Cash generated from Financing Activities		**50,875**
Net Cash generated during the year		**29,621**
Cash & Cash equivalents at the beginning of the year		51,108
Cash & Cash equivalents at the end of the year		**80,729**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

PRANOS, Inc.

Statement of Changes in Equity

As of December 31, 2022

PARTICULARS	Capital	Retained Earnings	Total
	---USD---		
Balance as of January 01, 2022	**97,182**	**(61,612)**	**35,570**
Add: Owner's Investment	-	-	-
Profit / (Loss) for the period	-	(22,322)	(22,322)
Balance as of December 31, 2022	**97,182**	**(83,934)**	**13,248**

The annexed notes 01 to 14 form an integral part of these financial statements.

Accounts Manager **Chief Executive**

PRANOS, Inc.

Notes to the Financial Statements

For the year ended December 31, 2022

In US Dollars

These notes form an integral part of the financial statements.

The financial statements were authorized for issue by the Board of Directors on [date]

Note

1 LEGAL STATUS AND NATURE OF BUSINESS

1.1 Pranos, Inc. is incorporated in US. The company is involved in Internet publishing and broadcasting and web search portals. The office of the company is located at 1697 3450 Ogden Utah 84404, United States.

2 STATEMENT OF COMPLIANCE

2.1 The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3 BASIS OF MEASUREMENT

These financial statement have been prepared under the historical cost convention. In these financial statement, except for the amounts reflected in the cash flow statement, all transactions have been accounted for on accrual basis.

4 JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

4.1 Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2 Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the reporting date or to transfer it to a third party.

4.3 Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5 FUNCTIONAL AND PRESENTATION CURRENCY

These financial statement are prepared in United States Dollars which is the Business' functional currency.

6 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2 Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

6.3 Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through December 31, 2022, which is the date the financial statements were available to be issued. Through December 31, 2022, no subsequent events required recognition or disclosure in the financial statements.

6.4 Taxation

The business has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The business is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the reporting period.

6.5 Provisions

A provision is recognized when, and only when, the companies has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.6 Use of estimates

The preparation of financial statements require the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible
- Loans and advances - net
- Assessment of provision for contingencies

PRANOS, Inc.

Notes to the Financial Statements

For the year ended December 31, 2022

In US Dollars

These notes form an integral part of the financial statements.

Note 7

Cash and Bank Balances

	Amount
Cash and Bank Balances	80,729
Total	**80,729**

Note 8

Revenue

	Amount
Sales	-
Total	**-**

Note 9

Cost of Sales

	Amount
Cost of Sales	-
Total	**-**

Note 10

General & Administrative Expenses

	Amount
Bank Charges & Fees	876
Insurance	300
IT, Software & Subscriptions	6,238
Legal & Professional Fees	7,096
Meals & Entertainment	127
Office Supplies & Expenses	1,913
Postage & Courier	173
Rent & Lease	235
Taxes & Licenses	450
Travel	594
Utilities	114
Total	**18,117**

Note 11

Selling & Marketing Expenses

	Amount
Advertisement & Marketing	4,205
Total	**4,205**

Note 12

Other Incomes

	Amount
Discounts, Refunds & Credits	-
Total	**-**

PRANOS, Inc.

Notes to the Financial Statements

For the year ended December 31, 2022

In US Dollars

Note 13

Date of Authorization of Financial Statements

These financial statements were authorized for issue on ________________ by the Board of Directors.

Note 14

General

Figures have been rounded off to the nearest dollar.

Accounts Manager **Chief Executive Officer**